As filed with the SEC on October 4, 2001

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-2/A

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NATIONAL HEALTH & SAFETY CORPORATION

(Exact name of registrant as specified in its charter)

Utah	87-0505222
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No)

3811 Bee Cave Road, Suite 210,

Austin, Texas 78746

(512) 328-0433

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Gary Davis

3811 Bee Cave Road, Suite 210,

Austin, Texas 78746

(512) 328-0433

(Name, address and telephone number of agent for service)

Copy to:

Lee Polson

Strasburger & Price, LLP

600 Congress Avenue, Suite 2600

Austin, Texas 78701

(512) 499-3600

Date of Commencement of Proposed Sale:

From time to time after the effective date of this Registration Statement as determined by market conditions.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holder, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities to be Registered	Proposed Amount To Be Registered	Proposed Maximum Offering Price Per Share (1)	Maximum Aggregate Offering Price Per Share	Amount Of Registration Fee
common stock, Par Value $0.001 per share	50,008,840	$0.03	$1,500,265.20	$375.07

(1) Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based on the closing bid price on May 31, 2001.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the securities and exchange commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Reason Why This Form 10-QSB/A Amendment No. 2 is Being Filed

The purpose of this filing is to file exhibits 10.2 and 10.3 that were not filed with Form S-2/A, Amendment No. 1., filed on October 2, 2001.

REOFFER PROSPECTUS

NATIONAL HEALTH & SAFETY CORPORATION

50,008,840 Shares of Common Stock

This prospectus relates to 50,008,840 shares of common stock of National Health & Safety Corporation (the "common stock"), a Utah corporation (the "Company"), that the Selling Shareholders may offer and sell from time to time. The Company will not receive any of the proceeds from the sale of the common stock.

The Company's securities are traded on the OTC Bulletin Board under the symbol "NHLT."

See "Risk Factors" beginning on page 7 for a discussion of certain factors that you should consider before purchasing any of the stock.

Neither the Securities and Exchange Commission or any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We may amend or complete the information in this prospectus. We have filed a registration statement relating to these securities with the SEC. The Selling Shareholders may not sell their shares until the registration statement becomes effective. The prospectus does not solicit an offer to buy the securities in any state where offers or sales are not permitted.

September 25, 2001

TABLE OF CONTENTS
1. SUMMARY OF THE COMPANY AND THIS OFFERING	3
1.1. The Company	3
1.2. The Offering	3
1.3. Historical Developments	3
1.4. Recent Developments	5
2. RISK FACTORS	7
2.1. We have a history of losses and expect more losses in the foreseeable future.	7
2.2. We will need additional capital to continue and expand operations.	7
2.3. We recently changed our business model and don't know if it will succeed.	7
2.4. New Benefits could market its established brand direct to our own customers.	8
2.5. We depend on New Benefits as the sole source of the services we sell.	8
2.6. We have new management without experience in our business.	8
2.7. Our stock price is low and may be volatile.	8
2.8. When currently restricted shares become eligible for sale, our stock price may drop.	9
2.9. You may not be able to sell your shares because of the penny stock rules.	9
3. USE OF PROCEEDS	9
4. THE SELLING SECURITY HOLDERS	9
5. PLAN OF DISTRIBUTION	10
6. DESCRIPTION OF THE COMMON STOCK	11
7. EXPERTS	11
8. INFORMATION WITH RESPECT TO REGISTRANT	11
9. INFORMATION INCORPORATED BY REFERENCE	11
10. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION	12

NATIONAL HEALTH & SAFETY CORPORATION

50,008,840 Shares of common stock

1. SUMMARY OF THE COMPANY AND THIS OFFERING

1.1 The Company

National Health & Safety Corporation ("NHLT" or the "Company") since 1993 has provided health care products and services to the general public on a discount basis. We have developed a medical benefits network which offered discounts on a wide array of medical and supplemental benefits for consumers. Through our wholly owned subsidiary, MedSmart Healthcare Network, Inc. ("MedSmart") and its outsourced partner, New Benefits, Inc., we recently introduced a comprehensive healthcare benefits discount program called "Health VIP" for marketing and distribution to employers, groups and associations. See Section 1.4, Recent Developments- Agreement with New Benefits, page 6.

1.2 The Offering
Common stock outstanding as of May 25, 2001	241,100,021

Shares offered by selling security holders	50,008,840

Shares offered by the Company	None

Risk Factors	The shares involve a high degree of risk and investors should carefully consider the information set out under Section 2, Risk Factors, page 7.

Use of Proceeds	We will not receive any proceeds from the sale of the shares by the selling security holders.

We will pay the costs of registering these shares under the prospectus, including legal fees.

The Selling Shareholders may offer the common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through the OTC Bulletin Board, or in private transactions at prices relating to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the common stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

1.3 Historical Developments

Bankruptcy Proceedings

We spent the period from 1993 through June 1999 primarily trying to develop a medical benefits network, called POWERx. POWERx was a predecessor of our current Health VIP program. NHLT attempted to use its internal staff and resources to develop and market this first benefits network. This effort proved unsuccessful, and on July 1, 1999, NHLT voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code in the Untied States Bankruptcy Court of the Eastern District of Pennsylvania (file no. 99-18339). In 1999, with approval of the Bankruptcy Court, we sold POWERx to MedSmart for $150,000 cash, paid in five installments in 1999 and 2000, plus an insignificant amount of royalty payments.

Prior to the sale of POWERx to MedSmart, POWERx had not been a marketing success. Total membership never exceeded 25,000. NHLT had marketed POWERx to corporations, unions, associations, chambers of commerce, insurance companies and other organizations. Prior to the reorganization, NHLT did not succeed in attracting the necessary financial and personnel resources to capture enough market share for a critical mass.

Effective October 1, 1999, MedSmart acquired all rights to POWERx from NHLT. After reviewing the POWERx program, MedSmart determined that barriers to sale that were inherent in the POWERx business model caused its lack of success. Prospective members had been asked to make a relatively large annual fee commitment (up to $199) before experiencing the benefits and cost savings of POWERx membership. Prospective members were provided no incremental means for financing these membership fees.

MedSmart revised the POWERx business model to provide for two forms of membership. In the new business plan, MedSmart developed a transaction fee membership concept with a relatively low $25 annual fee, in return for which MedSmart would receive a potion of the discounted member savings as the savings were incurred. Medsmart would continue to offer an annual fee card, where the consumer would receive all of the available discounts in return for payment of a higher ($69 to $199) annual fee.

MedSmart also developed new strategies to market the POWERx program to individuals and groups using direct corporate marketing to large, self-insured organizations, through Internet distribution, and through affinity group marketing with associations such as credit unions. Prior to the reorganization, NHLT had primarily relied on direct mail marketing and a small independent broker network, due to its lack of resources to pursue more aggressive marketing tactics.

After MedSmart acquired POWERx, MedSmart concentrated its efforts in 1999 and 2000 on redeveloping the POWERx business model. Prior to NHLT's acquisition of MedSmart as part of the bankruptcy reorganization, MedSmart developed an internet and relational database technology system to market and manage POWERx, developed an Internet website to assist in marketing, and established a new customer service facility in Dallas, Texas. During 2000, while MedSmart redesigned the business plan, new marketing efforts virtually ceased. MedSmart received minimal revenue from servicing the small base of existing POWERx customers.

MedSmart also expressed interest in formulating a Plan of Reorganization for NHLT to emerge from bankruptcy.

Our discussions with MedSmart resulted in a Fourth Amended Plan of Reorganization that the Bankruptcy Court confirmed in November 2000 and that we implemented in January 2001. As part of the plan, we purchased all of the outstanding shares of MedSmart for 130,000,000 shares of our common stock. MedSmart now operates as our wholly owned subsidiary. Also as part of the plan, five investors, who were affiliated with MedSmart, purchased 45,000,000 shares of our common stock for $600,000 cash in January 2001. We used $300,000 of this money to pay allowed administrative claims from the bankruptcy and the remaining $300,000 for working capital to commence the restructuring of our business strategy. The former MedSmart shareholders now own a majority of our common stock. These shareholders now wish to register and sell some of their NHLT shares.

The reorganization resulted in a restructuring of our Balance Sheet and eliminated approximately $4.223 million of debt, as of March 31, 2001. Our MedSmart subsidiary has commenced a new wholesale business strategy with its strategic alliance with New Benefits, Inc. of Dallas, Texas. The reorganization allowed us to restart our sales and development efforts with a limited amount of new operating capital, but we need additional operating capital to fully implement our business plan, and we do not yet know whether our reorganized company will ultimately succeed.

Jimmy E. Nix, Sr., played a key role in the creating MedSmart and in developing our Plan of Reorganization. Mr. Nix had controlled a majority of the shares of MedSmart, had expected to provide much of the $600,000 cash investment in NHLT to implement the Plan and had expected to become the chief executive of NHLT after Plan implementation. After the Bankruptcy Court confirmed our Plan, but before it was implemented, Mr. Nix passed away in December 2000. After his death, we had to locate new management and capital resources to implement the Plan. Mr. Gary Davis, who became our chief executive officer after the reorganization, agreed to provide financing and management. The Nix family, including Mr. Nix, Sr.'s son, Jimmy E. Nix II, provided additional financing, and Mr. Nix, II, joined the MedSmart's management and our board of directors. In connection with the reorganization, we expanded the board of directors to five members and the existing directors appointed three new directors. All of the new directors were affiliated with the investors who purchased stock for cash in implementing the plan of reorganization. See Section 1.4, Recent Developments, page 5.

We discussed our plan of reorganization and the combination of MedSmart and NHLT in detail in our report on Form 8-K dated January 22, 2001, filed with the SEC, and in the most recent amendment umber 3 to that 8-K, filed on September 25, 2001.

Currently, we have approximately 150 contracts with various organizations to provide access to POWERx benefits. Approximately 1,200 POWERx cards are presently in use. Current POWERx cardholders will be asked to convert their membership to Health VIP, if they refuse, we intend to refund the unexpired portion of their membership premium. Existing POWERx Cardholders that have memberships expiring in the next 60 days will receive a letter inviting them to purchase a Health VIP card instead of renewing their POWERx card. POWERx Cardholders with more than 60 days left of their membership will be invited to convert their membership to Health VIP. The members will be given full credit for the months remaining on their current POWERx card towards the purchase of a Health VIP card. We intend to send a refund check to any cardholders that do not convert their membership, for the pro rata portion of their remaining membership term on October 1.

1.4 Recent Developments

Since implementing our plan of reorganization in January 2001, we have changed the Company's management, instituted cost cutting measures, and formed an alliance to enable us to provide a broader range of services. We decided to outsource the development and provision of benefits services, to refocus on marketing efforts on becoming a wholesaler of benefits programs, and to implement a new brand - the Health VIP program - to replace the POWERx brand.

Management - Agreement with First Advisors, Inc.

Gary J. Davis became president of NHLT in January 2001, after the plan of reorganization was implemented. Mr. Davis is an officer of the general partner of the IPA Investors, LP, which purchased 15,000,000 of our common shares for $200,000 as part of the reorganization. Mr. Davis also acquired shares of NHLT stock individually as a result of the exchange offer by NHLT for shares of MedSmart. Mr. Davis has chosen to provide services to NHLT and to be compensated by NHLT through First Advisors, Inc., a personal consulting company wholly owned by Mr. Davis.

On May 7, 2001, we entered into a management services agreement with First Advisors, Inc., in which Mr. Davis, through First Advisors, will analyze the current status of and recommend improvements for the Company and MedSmart in regard to the business plan, management and personnel and strategic and professional relationships. The agreement was negotiated between First Advisors and the directors of NHLT other than Mr. Davis. The board approved the Agreement, but Mr. Davis, who is a director of NHLT and also the President of First Advisors, abstained from the vote.

Founded in 1996, First Advisors, Inc. is a privately held corporation owned by Mr. Davis. First Advisors also sponsors investment limited partnerships that invest in start-up and early stage business ventures, primarily in the software, Internet and financial services industries. An investment partnership affiliated with Mr. Davis provided capital to us in January to facilitate our reorganization plan. First Advisors also provides business consultation services, such as marketing, sales, technology and strategic thinking, to its portfolio companies and other third party clients. The consulting relationship will last one year, unless either party gives 30 days notice of canceling the relationship.

The Company will pay First Advisors 1,250,000 shares of NHLT each month for services, as well as reimbursement for expenses. Mr. Davis is personally providing services under the Management Services Agreement with NHLT and thus is being compensated 1,250,000 shares each month through First Advisors. He has not received a salary for his role as President and CEO of NHLT since March 14, 2001.

Provision of Benefits - Agreement with New Benefits, Inc.

On May 7, 2001, we retained the services of New Benefits, Inc. to facilitate the day to day operations of Health VIP, our medical benefits discount program. We entered into the agreement with New Benefits in order to reduce the costs of developing and maintaining the technology, systems and personnel required to run and support the network. The services developed by New Benefits are essentially the same as those that had been developed by NHLT and MedSmart. However, the expense of maintaining network contracts and the critical mass of membership required to receive favorable pricing was a determining factor in NHLT deciding to utilize New Benefits and its network in lieu of the network that NHLT and MedSmart tried to develop internally. Additionally, New Benefits has the capacity to process significant volumes of new memberships that NHLT anticipates it can generate through its new marketing initiatives.

This relationship with New Benefits provides us with the capability to sell and distribute a large volume of membership discount cards quickly and efficiently, enabling prompt fulfillment of the company's contracts with existing and future customers.

Founded in 1989, New Benefits is a privately held company in Dallas Texas and an established leader in designing, manufacturing and packaging healthcare related products and services on a national basis. New Benefits has pioneered a membership fulfillment process that can be customized to meet each company's needs. All of the benefits programs are supported by innovative technology, which is fully automated. For example, New Benefits can generate up to 4,000 membership cards per hour - an amount that significantly exceeds our current needs. New Benefits' subsidiaries include Coast to Coast Vision, UHS Chiropractic, and Mail Order Pharmacy. Its chairman and CEO, Joel Ray, has more than 20 years experience in the ancillary healthcare benefits industry. Currently, New Benefits services a membership base of more than 8 million cardholders.

Under the terms of the new agreement, New Benefits will furnish the provider network and processes enrollment of members for MedSmart and NHLT. It will provide fulfillment kits containing information for new members and provides customer service for members recruited to its benefit network by NHLT and MedSmart.

The services offered by New Benefits are being marketed by NHLT and MedSmart under the Health VIP brand. We also plan to offer other private label brands as determined by future customer needs and desires. New Benefits sells the same services under the Sterling card brand and other private label brands as well. Under the terms of the contract between NHLT and New Benefits, NHLT has non-circumvention protection for any prospective or actual customer it registers with New Benefits. This protection allows NHLT to offer the New Benefits program under its own Health VIP or other private label brand and be paid by New Benefits, Inc. for its training, marketing and sales efforts.

We believe that working with New Benefits will allow us to concentrate our resources on marketing and business development efforts that we anticipate will significantly increase our membership base and revenues.

Marketing - Agreement with DM Benefit Group

During June 2001, we decided to change our focus by becoming a wholesaler of benefits programs to distributors and direct marketing firms that have experience in selling to target consumer groups and business employer groups. We redirected our efforts from seeking new card holders among consumer and employer groups, to seeking other sales organizations to make those contacts for us. On June 28, 2001, we signed a marketing agreement with DM Benefit Group, LLC, of Austin, Texas. We hired DM Benefit Group to launch a marketing program targeted at selected credit unions throughout the United States. We chose DM Benefit Group because we believe that its principal, John Flynn, can successfully direct a marketing effort to credit unions because of his previous management experience with various credit unions for over 22 years.

When we concluded the DM Benefit Group agreement, we commenced efforts to sign new independent contractor agreements with the 60 sales agents who had been selling POWERx for MedSmart, on approximately the same terms as for DM Benefit Group. Our goal is to become a wholesaler of our benefits program to distribution organizations such as DM Benefit Group, who will market our program to targeted audiences based on their existing contacts with those audiences.

Launching the Health VIP Program

Also in June 2001, we decided to roll out a new health benefits program, called the Health VIP program. The benefits program operates in the same fashion as MedSmart's original POWERx benefits program, but it relies exclusively relies on our relationship with New Benefits to provide health benefits, customer enrollment and customer services. We intend to market the Health VIP program using independent contractor agreements such as our arrangement with DM Benefit Group. Our role will be to attract independent marketers to sell the Health VIP program and to monitor the benefits and customer services provided by New Benefits.

We decided to phase out the POWERx program, which had never enrolled enough subscribers to be a commercial success. Current POWERx cardholders will be asked to convert their membership to Health VIP, if they refuse, the unexpired portion of their membership premium will be refunded. Existing POWERx Cardholders that have memberships expiring in the next 60 days will receive a letter inviting them to purchase a Health VIP card instead of renewing their POWERx card. POWERx Cardholders with more than 60 days left of their membership will be invited to convert their membership to Health VIP. The members will be given full credit for the months remaining on their current POWERx card towards the purchase of a Health VIP card. Any cardholders that do not convert their membership will be sent a refund check for the pro rata portion of there remaining membership term on October 1.

2. RISK FACTORS

In this section we highlight the risks associated with our business and operations. Prospective investors should carefully consider the following risk factors when evaluating an investment in the common stock offered by this Prospectus.

2.1 We have a history of losses and expect more losses in the foreseeable future.

We filed for Chapter 11 bankruptcy proceedings in 1999 because we could not operate profitably. In 2000, we virtually ceased operations, as we had sold POWERx to MedSmart and had no business except income from minimal sales. After emerging from bankruptcy in January 2001, we have continued to have losses from operations, although we realized positive total income in the first quarter due to forgiveness of debt and other accounting transactions associated with the bankruptcy organization. We cannot predict when, if ever, we will begin to operate at a profit. Our auditors have included a going concern qualification in their report on our financial statements for the years 1999 and 2000.

2.2 We will need additional capital to continue and expand operations.

We have depended on capital provided by financing during the bankruptcy proceedings as well as on equity provided by the investment of $600,000 in our stock by new investors when we emerged from bankruptcy. This investment has proved insufficient for us to achieve profitable operations without additional investments. We likely must find additional capital of approximately $300,000 to $500,000, either in the form of loans or sale of more equity, to fully implement its new wholesale business strategy. We will need the additional capital during the third and fourth quarters of 2001. The absence of additional capital will require us to scale back the implementation of our new business strategy and potentially cease active business operations until we can negotiate an alternative capital strategy. Given our history of losses, we cannot be sure that we will be able to raise sufficient capital to continue in business until we become profitable.

2.3 We recently changed our business model and don't know if it will succeed.

In May 2001, we retained the services of New Benefits, Inc. to facilitate the day to day operations of our Health VIP medical benefits discount program. New Benefits will provide MedSmart with the capability to sell and distribute a large volume of membership discount cards quickly and efficiently, enabling prompt fulfillment of contracts with existing and future customers. Under the terms of the new agreement, MedSmart will outsource certain administrative functions to New Benefits, including enrollment and processing of new members, fulfillment of membership kits, renewal notification, and member support through live representatives, a toll-free automated referral system and the Internet. We chose to outsource these services to reduce our costs, increase our services to customers and allow MedSmart to concentrate its resources on marketing and business development efforts. We do not know, however, whether our use of New Benefits will prove successful or let us operate profitably. We are unable to control the quality of service that New Benefits provides. New Benefits could misappropriate confidential client information.

2.4 New Benefits could market its established brand direct to our own customers.

New Benefits is an established provider of discount health care services through its own discount medical card and other discounting arrangements with other providers. New Benefits sells the same services which we provide through the Health VIP program under the Sterling card brand and other private label brands as well. Customers could purchase much the same services that we sell directly from New Benefits instead of from us, and they could harm our sales if they compete directly with us for customers.

We are phasing out our POWERx program and implementing the Health VIP program with the assistance of New Benefits, but New Benefits will be able to use its established relationships and its internal organization to compete with us. We believe that our marketing and sales approach will be able to capture a share of the markets, and that we will profit from our relationship with New Benefits. However, we will not be offering services on terms better than New Benefits can already provide, and we cannot be sure that we will be able to successfully compete with them or with other discount health service providers for business.

We have a non-circumvention provision in our agreement with New Benefits to keep New Benefits from marketing its products independently to any prospective or actual customer that we register with New Benefits. This provision allows us to offer the New Benefits program under our own Health VIP or other private label brand.

2.5 We depend on New Benefits as the sole source of the services we sell.

The relationship with New Benefits is strategic. We depend upon New Benefits for implementing our new wholesale business strategy. At present, they are our sole provider for the benefits programs we sell. Should the New Benefits relationship be terminated for any reason, or should New Benefits no longer remain in business, we would need to replace them with a comparable company capable of providing the same level of benefits, membership processing and customer support to enable us to continue with our wholesale strategy. We believe other companies capable and willing of providing a competitive service currently exist in the marketplace and will continue to exist in the foreseeable future, but we cannot be sure that we could find a satisfactory replacement on a timely basis, without materially hurting the Health VIP sales and service.

2.6 We have new management without experience in our business.

As part of our reorganization, Gary Davis became our president and a director in January 2001. In May 2001, we executed a management contract with First Advisors, Inc., a company wholly owned by Mr. Davis, of Austin, Texas, to provide business consultation services to us and to MedSmart. First Advisors has experience in investing and in investment management but not in the management of a business such as ours.

Under the terms of the agreement, First Advisors will assist and advise MedSmart, with the specific goal of facilitating theimplementation of its medical benefits discount program. In addition, First Advisors will assist National Health & Safety with refining the company's marketing and sales plans, and establishing strategic relationships with prospective suppliers, customers, and distribution partners. We cannot be sure if First Advisors will succeed in improving our operations.

2.7 Our stock price is low and may be volatile.

We have more than 250,000,000 shares of common stock outstanding. Since we emerged from bankruptcy in January 2001, our stock has traded in the over the counter market at prices less than $0.10 per share. In July 2001 the price remained below $0.05 per share Volume has also been low. On many days no trades are recorded, and volume seldom rises above 300,000 shares daily. While the price has not been volatile recently, at our historic volume and price over the last few months only a few trades, involving very little money invested, would be sufficient to dramatically change the price of our stock. Like other companies with low prices and volume, it would be possible for someone to attempt to manipulate the price of our stock with an investment of only a few thousand dollars.

2.8 When currently restricted shares become eligible for sale, our stock price may drop.

If investors who now have restricted shares decide to sell their shares when they become eligible for sale, the large number of sellers could depress the price of our stock, or at least keep the price from rising. Most of the new common shares that we issued in the bankruptcy reorganization were issued in the MedSmart acquisition (130,000,000 shares) or the new capital investment (45,000,000 shares) and constitute restricted securities under the Securities Act of 1933, so those shares may not be sold without registration under that Act, unless some exemption from registration is available. Some of this stock may become eligible for resale under the provisions of the SEC's Rule 144 in one year from its issuance, in January 2002, although much of it is held by our affiliates and will not become eligible for resale for two years.

The stock that we issued to creditors and claimants in the bankruptcy reorganization is exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 1145 of the Bankruptcy Code. Therefore, those investors are free to sell their stock in the open markets without restrictions imposed by the registration requirements of federal securities laws. The total amount of outstanding unrestricted common stock currently eligible for resale is approximately 75,000,000 shares, plus the shares being registered in this offering. If a significant number of shareholders decide to sell their shares at about the same time, it could have a further depressing effect on our stock price, or at least could keep our stock price from rising significantly.

2.9 You may not be able to sell your shares because of the penny stock rules.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions. Our stock is subject to these regulations, which require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. The existence of these rules may make it more difficult to sell NHLT stock than for other, more established companies.

3. USE OF PROCEEDS

NHLT will not receive any of the proceeds from the sale of shares of common stock by the Selling Shareholders.

4. THE SELLING SECURITY HOLDERS
Shareholder Name, Address, and Relationship to NHLT	Shares owned before offering	Shares being offered	Shares to be owned after offering	Percentage ownership if all offered shares are sold
Equity Management Strategies, LLC (1) 565 Grove Street, Unit # F-14 Clifton, NJ 07013	13,000,000	13,000,000	0	0.00%

Edward J. Looney, Jr. 10 Dongan Lane Newfoundland, NJ 07435	1,000,000	1,000,000	0	0.00%

Robert T. Kirk 2255 West Glades Road Boca Raton, FL 33433	16,008,840	16,008,840	0	0.00%

EWMW Limited Partnership (2) 2414 Jarratt Avenue Austin, Texas 78703	22,306,780	6,000,000	16,306,780	6.76%

Lucinda Kay Nix Trust (3) C/O Lucinda Humpleby 2200 Holiday Road Coralville, IA 52241	22,095,675	3,666,667	18,429,008	7.64%

Leah Janine Nix Trust (4) C/O Leah Norman 1713 Rosenborough Lane South Round Rock, Texas 78664	22,095,675	3,666,667	18,429,008	7.64%

Jo M. Nix (5) 4958 Oakmont Corpus Christi, Texas 78413	22,095,675	3,666,667	18,429,008	7.64%

IPA Investors, L.P. (6) C/O Investment Property Advisors, Inc. 3811 Bee Cave Road, Suite 210 Austin, Texas 78746	15,000,000	3,000,000	12,000,000	4.98%

Total shares to be registered:		50,008,840

(1) Phil Hummel is the beneficial owner of the shares.

(2) Helen T. Watkins beneficially owns 5,576,695 shares, Elizabeth H. Watkins beneficially owns 5,576,695 shares through the Elizabeth H. Watkins Trust, William C. Watkins beneficially owns 5,576,695 shares through the William C. Watkins Trust, and Mary M. Watkins beneficially owns 5,576,695 shares through the Mary M. Watkins Trust.

(3) Lucinda Kay Nix Humpleby is the Beneficial Owner of all of the shares in the trust. She and Leah Janine Nix Norman are the sisters of Jimmy E. Nix, II, a director of NHLT.

(4) Leah Janine Nix Norman is the Beneficial Owner of all of the shares in the trust. She and Lucinda Kay Nix Humpleby are the sisters of Jimmy E. Nix, II, a director of NHLT.

(5) Jo M. Nix is the mother of Jimmy E. Nix, II, a director of NHLT.

(6) IPA Investors, LP owns 15,000,000 shares, all of which may be attributed to Gary Davis, as Gary Davis is the President of NHLT and the general partner of IPA Investors, LP. Only 3,000,000 of the shares owned by IPA Investors, LP are being offered in this prospectus.

5. PLAN OF DISTRIBUTION

The Selling Shareholders may sell the Shares for value from time to time under this Reoffer Prospectus in one or more transactions on the OTC Bulletin Board maintained by Nasdaq, or other exchange, in a negotiated transaction or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices otherwise negotiated. The Selling Shareholders may effect such transactions by selling the Shares to or through brokers-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent (which compensation may be less than or in excess of customary commissions).

The Selling Shareholders and any broker-dealers that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the 1933 Act, and any commissions received by them and any profit on the resale of the Shares sold by them may be deemed be underwriting discounts and commissions under the 1933 Act. All selling and other expenses incurred by the Selling Shareholders will be borne by the Selling Shareholders. In addition to any Shares sold hereunder, the Selling Shareholders may, at the same time, sell any shares of common stock, including the Shares, owned by him or her in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this Reoffer Prospectus.

Neither we nor the Selling Shareholders can be sure that the Selling Shareholders will sell all or any portion of the Shares offered.

The Company will pay all expenses in connection with this offering including the legal fees incurred in connection with the preparation of this registration statement and will not receive any proceeds from sales of any Shares by the Selling Shareholders.

6. DESCRIPTION OF THE COMMON STOCK

The selling shareholders are selling 50,008,840 shares of $0.001 par value common stock. As of May 25, 2001, 241,100,021 shares of our common stock were issued and outstanding. All outstanding shares of common are fully paid and not subject to further calls or assessments.

NHLT is authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. Issuance of nonvoting equity securities is prohibited. Cumulative voting by the shareholders of the Corporation at any election for Directors is prohibited.

Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock, if any. Holders of common stock have no right to convert their common stock into any other securities. The common stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable.

NHLT has never declared or paid a dividend on its common stock and does not anticipate doing so in the foreseeable future.

7. EXPERTS

The consolidated financial statements of National Health & Safety Corporation, for December 31, 2000, and December 31, 1999, and for the years then ended, appearing in this prospectus have been audited by Sprouse & Winn, LLP, and HJ & Associates (formerly known as Jones, Jensen & Company), respectively, independent auditors, as set forth in their report thereon, in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The legality of the securities being offered will be passed upon for us by Strasburger & Price, LLP, Austin, Texas.

8. INFORMATION WITH RESPECT TO REGISTRANT

This prospectus is accompanied by a copy of our latest Form 10-KSB and a copy of our latest Form 10-QSB as of March 30, 2001.

9. INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all shares offered by this Prospectus or until this offering is otherwise completed:
  The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 and on Form 10-KSB/A filed May 2, 2001;
  The Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001;

  The Company's Current Reports on Form 8-K filed February 4, 2001, February 16, 2001, and May 7, 2001, and on Form 8-KA filed on March 6, 2001, March 28, 2001, and April 4, 2001; and
  The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-K dated January 22, 2001, including any amendment or report filed for the purpose of updating such description.

You may request free copies of these filings by writing or telephoning us at the following address:

NATIONAL HEALTH & SAFETY CORPORATION

3811 Bee Cave Road, Suite 210,

Austin, Texas 78746

(512) 328-0433

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. The SEC maintains a site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us and other registrants that file reports electronically with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the OTC Bulletin Board, under the symbol "NHLT." Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms.

We furnish our shareholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. We use the calendar year as our fiscal year.

The statements in this document will modify and supercede any inconsistent statements contained in a document incorporated or deemed incorporated in this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, we will supplement or amend this prospectus.

10. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Under Article VIII of our Articles of Incorporation, we have eliminated the potential liability of Directors, Officers and employees to us, and are required to indemnify our Directors, Officers, and employees against any liability for monetary damages, to the extent allowed by Utah law. The Utah Revised Business Corporation Act ("URBCA") allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except liability for financial benefit received by a director to which he is not entitled, intentional infliction of harm on the corporation or the shareholders, for unlawful distributions, or intentional violation of criminal law. The URBCA provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14 Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by the Company:

Item	Amount

SEC registration fee	$ 375.07
Legal fees and expenses *	2,000.00
Total:	$2,375.07

* Estimated.

Item 15 Indemnification of Directors and Officers

Under Article VIII of our Articles of Incorporation, we have eliminated the potential liability of Directors, Officers and employees to us, and are required to indemnify our Directors, Officers, and employees against any liability for monetary damages, to the extent allowed by Utah law. The Utah Revised Business Corporation Act ("URBCA") allows corporations, including our Company, to eliminate or limit the liability of directors for monetary damages except liability for financial benefit received by a director to which he is not entitled, intentional infliction of harm on the corporation or the shareholders, for unlawful distributions, or intentional violation of criminal law. The URBCA provisions do not affect the availability of equitable remedies against directors nor change the standard of duty to which directors are held.

The Securities and Exchange Commission has stated that, in its opinion, indemnification of officers and directors for violations of federal securities laws is unenforceable and void as a matter of public policy.

Item 16 Exhibits and Financial Statements

See the Exhibit Index, which is incorporated herein by reference.

Item 17 Undertakings

The undersigned registrant hereby undertakes:

(a) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(1) To include any additional material information on the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) That, for determining liability under the Securities Act of 1933, the Registrant will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(c) To remove from registration by means of a post-effective amendment any of the securities that remain unsold at the end of the offering.

The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Even though indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions set forth or described in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, National Health & Safety Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on October 1, 2001.

NATIONAL HEALTH & SAFETY CORPORATION

Gary Davis

_______________________________

Gary Davis

President and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of National Health & Safety Corporation, a Utah corporation, and the undersigned directors and officers of National Health & Safety Corporation, hereby constitutes and appoints Gary Davis, its or his true and lawful attorneys-in-fact and agents, for it or him in its or his name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this report, and to file each such amendment to this report, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as it or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: October 4, 2000	Gary Davis
Gary Davis, President, Chief Executive Officer and Chairman of the Board of Directors

Date: October 4, 2000	Jimmy E. Nix, II
Jimmy E. Nix, II, Chief Accounting Officer

Signature	Title	Date

Gary Davis		October 4, 2001
Gary Davis	Director and Chairman of the Board of Directors

Eugene M. Rothchild*		October 4, 2001
Eugene M. Rothchild	Director

James R. Kennard*		October 4, 2001
James R. Kennard	Director

Jimmy E. Nix, II*		October 4, 2001
Jimmy E. Nix, II	Director

* By Gary Davis, Attorney in Fact

EXHIBIT INDEX

Exhibit Description

2.1* Fourth Amended Joint Plan of Reorganization, In Re: National Health & Safety Corporation, Debtor, Case No. 99-18339-DWS, U.S. Bankruptcy Court, Eastern District of Pennsylvania, dated August 21, 2000

2.2** Asset Purchase Agreement by and between MedSmart Healthcare Network, Inc., as Seller and National Health & Safety Corporation, as Purchaser, January 22, 2001.

2.3** Order confirming Fourth Amended Joint Plan of Reorganization, dated November 27, 2000.

4.1** Certificate of Designation for Series A Preferred Stock, filed with the Utah Department of Commerce Division of Corporations and Commercial Code on January 22, 2001.

4.2** Certificate of Designation for Series B Preferred Stock, filed with the Utah Department of Commerce Division of Corporations and Commercial Code on January 22, 2001.

4.3** Warrant Agreement, filed with the Utah Department of Commerce Division of Corporations and Commercial Code on January 22, 2001.

4.4** Class A Warrant Certificate, dated January 22, 2001.

4.5** Class B Warrant Certificate, dated January 22, 2001.

5.1++ Form of legal opinion of Strasburger & Price, LLP, regarding legality of shares.

10.1+ Revised Management Services Agreement between National Health & Safety Corporation and First Advisors, Inc.

10.2+ Marketing Agreement between National Health & Safety Corporation and New Benefits, Inc.

10.3+ Commission Agreement between National Health & Safety Corporation and New Benefits, Inc.

21.1** Subsidiaries of the Registrant- MedSmart Healthcare Networks, Inc.

23.1++ Consent of Strasburger & Price, LLP, contained in legal opinion, Exhibit 5.1.

23.2++ Consent of Sprouse & Winn, LLP.

23.3++ Consent of HJ & Associates.

25.1+ Power of attorney, included on signature page.

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* Incorporated by reference to Form 8-K/A, Amendment No. 1 to the Company's report on Form 8-K dated November 28, 2000, filed with the SEC on February 19, 2001.

** Incorporated by reference to the Company's report on Form 8-K dated January 22, 2001, filed with the SEC on February 9, 2001.

+ Filed herewith.

++ Incorporated by reference to Form S-2/A, Amendment No.1 to Form S-2, filed with the SEC on October 2, 2001.